UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                           (Amendment No. ___________)


                   INTERNATIONAL CAVITATION TECHNOLOGIES, INC.
                   -------------------------------------------
                                (Name of Issuer)


                          $.001 Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)


                                    45922Q102
                                    ---------
                                 (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45922Q102

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Summer Breeze, LLC

(2) Check the Appropriate Box of a Member of a Group (See Instructions)

         (a)      [    ]
         (b)      [    ]

(3) SEC Use Only

(4) Citizen ship or Place of Organization

                  Colorado

                       (5)   Sole Voting Power    1,905,000 comprised of 315,000
                                                  Shares and 1,590,000 warrants

Number of Shares       (6)   Shared Voting Power             -0-
Beneficially Owned
by Each Reporting      (7)   Sole Dispositive Power     1,905,000 comprised o
Person with                                             315,000 shares
                                                        and 1,590,000 warrants

                       (8)   Shared Dispositive Power        -0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  315,000 shares of Common Stock and 1,590,000 warrants which would be increased to 3,246,500 shares if the shares of Common Stock and warrants in Row (10) were included.

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x/]

                  Excludes 660,000 shares of Common Stock and 660,000 warrants owned by GJM Trading Partners, Ltd., and 21,500 shares owned by Growth Ventures, Inc. Profit Sharing Plan.

(11) Percent of Class represented by Amount in Row (9)

                  Approximately 16.1% which percentage would be increased to approximately 27.4% if the shares of Common Stock and warrants described in Row (10) were included.

(12) Type of Reporting Person (See Instructions)
                  Limited Liability Company- OO

CUSIP NO. 45922Q102

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           GJM Trading Partners, Ltd.

(2) Check the Appropriate Box of a Member of a Group (See Instructions)

         (1)      [    ]
         (2)      [    ]

(3) SEC Use Only

(4) Citizen ship or Place of Organization

                  Colorado

                      (5)  Sole Voting Power      1,320,000 comprised of 660,000
                                                     shares and 660,000 warrants

Number of Shares      (6)  Shared Voting Power                   -0-
Beneficially Owned
by Each Reporting     (7)  Sole Dispositive Power            1,320,000 comprised
Person with                               of 660,000 Shares and 660,000 warrants

                      (8)  Shared Dispositive Power              -0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  660,000 shares of Common Stock and 660,000 warrants which would be increased to 3,246,500 shares if the shares of Common Stock and warrants in Row (10) were included.

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x/]

         Excludes 315,000 shares of Common Stock and 1,590,000 warrants owned by Summer Breeze, LLC, and 21,500 shares owned by Growth Ventures, Inc. Profit Sharing Plan & Trust.

(11) Percent of Class represented by Amount in Row (9)

                  Approximately 6.9% which percentage would be increased to approximately 27.4% if the shares of Common Stock and warrants described in Row (10) were included.

(12) Type of Reporting Person (See Instructions)

                  Limited Partnership-PN

CUSIP NO. 45922Q102

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Growth Ventures, Inc. Profit Sharing Plan & Trust

(2) Check the Appropriate Box of a Member of a Group (See Instructions)

         (1)      [    ]
         (2)      [    ]

(3) SEC Use Only

(4) Citizen ship or Place of Organization

                  Colorado

                           (5)      Sole Voting Power                   21,500

Number of Shares           (6)      Shared Voting Power                  -0-
Beneficially Owned
by Each Reporting          (7)      Sole Dispositive Power              21,500
Person with
                           (8)      Shared Dispositive Power             -0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  21,500 shares of Common Stock which would be increased to 3,246,500 shares if the shares of Common Stock in Row (10) were included.

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x/]

                  Excludes 315,000 shares of Common Stock and 1,590,000 warrants owned by Summer Breeze, LLC and 660,000 shares of Common Stock and 660,000 warrants owned by GJM Trading Partners, Ltd.

(11) Percent of Class represented by Amount in Row (9)

                  Approximately 0.2% which percentage would be increased to approximately 27.4% if the shares of Common Stock and warrants described in Row (10) were included.

(12) Type of Reporting Person (See Instructions)

                  Employee Benefit Plan, Pension Fund or Endowment Fund-EP

Item 1(a). Name of Issuer:

                           International Cavitation Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

                           12407 South Memorial Drive, Bixby, Oklahoma 74008

Item 2(a). Name of Person Filing:

                           Gary J. McAdam

Item 2(b). Address of Principal Business Office, or if none, Residence:

                           6041 S. Syracuse Way, #307, Englewood, Colorado 80111

Item 2(c). Citizenship:

                           United States

Item 2(d). Title of Class of Securities:

                           $.001 par value Common Stock

Item 2(e). CUSIP Number:

                           45922Q102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (1) [ ] Broker or Dealer registered under Section 15 of the Act
         (2) [ ] Bank as defined in section 3(a)(6) of the Act
         (3) [ ] Insurance Company registered under section 8 of the
                 Investment Company Act
         (4) [ ] Investment company registered under section 203 of the Investment Company Act
         (5) [ ] Investment Adviser registered under section 203 of the Investment Advisers
         (6) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the employee Retirement Income Security Act of 1974 or Endowment Fund: See 240.13d-1(b)(1)(ii)(F)
         (7) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (8) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership:

     If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of the date and identify those shares which there is a right to acquire.

         (i)      Amount Beneficially Owned:

                           Total of 3,246,500 shares of Common Stock.
                           See Item 6 below.

         (j)      Percent of Class:

                           Total of 27.4%.  See Item 6 below.

         (k) Number of shares as to which such person has:

               (i)      sole power to vote or to direct the vote

                        See Item 6 below

               (ii)     shared power to vote or to direct the vote

                        See Item 6 below

               (iii) sole power to dispose or to direct disposition of

                        See Item 6 below

               (iv)     shared power to dispose or to direct the disposition of

                        See Item 6 below

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the

Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment is not required.

                  Gary J. McAdam may be the controlling partner of the following entities and is filing on behalf of each such entity:

                           Summer Breeze, LLC, which owns 315,000 shares and 1,590,000 warrants GJM Trading Partners, Ltd. which owns 660,000 shares and 660,000 warrants Growth Ventures, Inc. Profit Sharing Plan & Trust which owns 21,500 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not Applicable

Item 8. Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not Applicable

Item 9. Notice of Dissolution of Group

     Notice of dissolution of group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by member of the group, in their individual capacity. See Item 5.

                  Not Applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 14, 2000
                                     Dated



                                     Gary J. McAdam


                                     SUMMER BREEZE, LLC



                                     By:__________________________________
                                           Gary J. McAdam, General Manager


                                     GJM TRADING PARTNERS, LTD.


                                     By:_________________________________
                                            Gary J. McAdam, General Partner


                                     GROWTH VENTURES, INC.
                                     PROFIT SHARING PLAN & TRUST


                                     By:_________________________________
                                            Gary J. McAdam, Trustee